Adit Laixuthai, Ph.D.
First Senior Vice President

09046704

ธนาคารกสิกรไทย
KASIKORNBANK

12g3-2(b) File No.82-4922

Ref. No. OS.130/2009

July 17, 2009

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section
JUL 17 2009
Washington, DC
120

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

July 17, 09

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Summary Statement of Assets and Liabilities** [1/]

As of 30 Jun 2009

| Assets | Baht | Liabilities | Baht |
|---|---|---|---|
| Cash | 17,354,052,084.25 | Deposits | 909,675,266,715.29 |
| Interbank and money market items | 67,354,959,735.27 | Interbank and money market items | 32,184,055,746.82 |
| Investments, net | 172,852,844,899.16 | Liabilities payable on demand | 10,703,513,401.89 |
| (with obligations Baht 38,160,931,761.59) | | Borrowings | 79,867,455,417.28 |
| Credit advances (net of allowance for doubtful accounts) | 846,763,729,571.28 | Financial institution's liabilities under acceptances | 522,593,627.31 |
| Accrued interest receivables | 1,174,544,841.61 | Other liabilities | 38,138,129,754.25 |
| Properties foreclosed, net | 11,668,363,651.58 | Total liabilities | 1,071,091,014,662.84 |
| Customers' liabilities under acceptances | 522,593,627.31 | | |
| Premises and equipment, net | 30,814,539,586.71 | | |
| Other assets, net | 38,842,815,900.82 | **Shareholders' equity** | |
| | | Paid-up share capital | |
| | | (registered share capital Baht 30,486,146,970.00) | 23,932,601,930.00 |
| | | Reserves and net profit after appropriation | 72,633,750,857.92 |
| | | Other reserves and profit and loss account | 19,691,076,447.23 |
| | | Total shareholders' equity | 116,257,429,235.15 |
| Total Assets | 1,187,348,443,897.99 | Total Liabilities and Shareholders' Equity | 1,187,348,443,897.99 |
| Customers' liabilities under unmatured bills | 5,188,611,189.20 | Financial institution's liabilities under unmatured bills | 5,188,611,189.20 |
| Total | 1,192,537,055,087.19 | Total | 1,192,537,055,087.19 |

| | Baht |
|---|---|
| Non-Performing Loans 2/(net) as of 30 June 2009 (Quarterly) | 15,518,314,820.62 |
| (1.69 percents of total loans after allowance for doubtful accounts of Non-Performing Loans) | |
| Required provisioning for loan loss, as of 30 June 2009 (Quarterly) | 23,037,128,913.68 |
| Actual provisioning for loan loss, as of 30 June 2009 (Quarterly) | 31,020,411,722.39 |
| Loans to related parties | 42,405,912,325.58 |
| Loans to related asset management companies | Nil |
| Loans to related parties due to debt restructuring | 1,397,504,095.67 |
| Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand | Nil |
| Regulatory capital | 147,838,826,591.94 |
| Changes in assets and liabilities this quarter as of 30 June 2009 due to fine from violating the Financial Institution Business Act B.E. 2551, Section...... | Nil |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 2,371,171,724.69 |
| Letters of credit | 18,027,735,384.10 |

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 June 2009 (Quarterly) 32,183,139,191.48

(3.44 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Kbank's information on Basel II Pillar 3 regarding the regulatory capital disclosure requirement can be found semi-annually in MD&A for the 2nd quarter of 2009 which will be reported in August.

ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA.026/2009

17 July 2009

To President

The Stock Exchange of Thailand

**Subject : Submittal of the Unaudited Financial Statements**

Enclosed herewith, please find copies of the unaudited financial statements for the second quarter ended 30 June 2009 in SET Smart compared with various time intervals of the financial statements previously reported.



We trust you will find the enclosed helpful and informative.

Yours sincerely,

( PRASARN TRAIRATVORAKUL )

President

## KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

## BALANCE SHEETS

| | Consolidated (Thousand Baht) | | | | The Bank (Thousand Baht) | | | |
|---|---|---|---|---|---|---|---|---|
| | 30 June 2009 | 31 March 2009 | Change | 31 December 2008 | 30 June 2009 | 31 March 2009 | Change | 31 December 2008 |
| **ASSETS** | | | | | | | | |
| Cash | 17,355,659 | 15,295,221 | **2,060,438** | 27,751,133 | 17,354,052 | 15,293,583 | **2,060,469** | 27,749,840 |
| Interbank and money market items | | | | | | | | |
| Domestic items | | | | | | | | |
| Interest bearing | 56,106,874 | 67,157,408 | **(11,050,534)** | 186,731,920 | 56,741,572 | 67,566,734 | **(10,825,162)** | 187,163,373 |
| Non-interest bearing | 3,273,981 | 1,635,618 | **1,638,363** | 2,394,508 | 3,222,267 | 1,595,856 | **1,626,411** | 2,370,659 |
| Foreign items | | | | | | | | |
| Interest bearing | 6,888,126 | 4,099,327 | **2,788,799** | 5,549,673 | 6,888,126 | 4,099,327 | **2,788,799** | 5,549,673 |
| Non-interest bearing | 502,995 | 485,520 | **17,475** | 1,624,098 | 502,995 | 485,520 | **17,475** | 1,624,098 |
| Total interbank and money market items-net | 66,771,976 | 73,377,873 | **(6,605,897)** | 196,300,199 | 67,354,960 | 73,747,437 | **(6,392,477)** | 196,707,803 |
| Investments | | | | | | | | |
| Current investments-net | 77,097,810 | 112,389,512 | **(35,291,702)** | 68,497,788 | 77,013,912 | 112,140,478 | **(35,126,566)** | 68,259,574 |
| Long-term investments-net | 86,514,153 | 76,292,159 | **10,221,994** | 34,233,331 | 86,363,056 | 76,138,676 | **10,224,380** | 34,084,314 |
| Investment in subsidiaries & associated companies-net | 144,561 | 144,009 | **552** | 213,920 | 9,475,877 | 9,474,177 | **1,700** | 9,474,177 |
| Total investments-net | 163,756,524 | 188,825,680 | **(25,069,156)** | 102,945,039 | 172,852,845 | 197,753,331 | **(24,900,486)** | 111,818,065 |
| Loans and accrued interest receivables | | | | | | | | |
| Loans | 881,648,158 | 877,141,854 | **4,506,304** | 904,008,483 | 877,440,244 | 874,051,305 | **3,388,939** | 900,587,489 |
| Accrued interest receivables | 1,204,921 | 1,333,682 | **(128,761)** | 1,485,402 | 1,174,545 | 1,297,932 | **(123,387)** | 1,454,349 |
| Total loans and accrued interest receivables | 882,853,079 | 878,475,536 | **4,377,543** | 905,493,885 | 878,614,789 | 875,349,237 | **3,265,552** | 902,041,838 |
| Less Allowance for doubtful accounts | (27,725,208) | (26,879,771) | **(845,437)** | (26,394,024) | (26,554,219) | (25,621,374) | **(932,845)** | (25,124,928) |
| Less Revaluation allowance for debt restructuring | (4,122,633) | (3,716,439) | **(406,194)** | (3,377,678) | (4,122,296) | (3,716,326) | **(405,970)** | (3,377,539) |
| Total loans and accrued interest receivables-net | 851,005,238 | 847,879,326 | **3,125,912** | 875,722,183 | 847,938,274 | 846,011,537 | **1,926,737** | 873,539,371 |
| Properties foreclosed-net | 14,526,827 | 14,538,065 | **(11,238)** | 14,391,986 | 11,668,364 | 11,446,938 | **221,426** | 11,228,784 |
| Customers' liability under acceptance | 522,594 | 484,379 | **38,215** | 491,592 | 522,594 | 484,379 | **38,215** | 491,592 |
| Premises and equipment-net | 31,642,238 | 30,754,082 | **888,156** | 29,657,262 | 30,814,540 | 29,918,061 | **896,479** | 28,833,797 |
| Leasehold-net | 666,866 | 669,943 | **(3,077)** | 629,424 | 666,866 | 669,943 | **(3,077)** | 629,424 |
| Intangible assets-net | 10,122,995 | 9,248,587 | **874,408** | 8,594,267 | 8,828,521 | 7,944,748 | **883,773** | 7,282,806 |
| Derivative revaluation | 20,763,404 | 26,795,139 | **(6,031,735)** | 36,451,821 | 20,763,249 | 26,795,139 | **(6,031,890)** | 36,451,821 |
| Other assets-net | 10,008,357 | 9,993,408 | **14,949** | 10,619,584 | 8,584,179 | 8,383,647 | **200,532** | 8,818,920 |
| Total Assets | 1,187,142,678 | 1,217,861,703 | **(30,719,025)** | 1,303,554,490 | 1,187,348,444 | 1,218,448,743 | **(31,100,299)** | 1,303,552,223 |

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**BALANCE SHEETS**

| | Consolidated (Thousand Baht) | | | | The Bank (Thousand Baht) | | | |
|---|---|---|---|---|---|---|---|---|
| | 30 June 2009 | 31 March 2009 | Change | 31 December 2008 | 30 June 2009 | 31 March 2009 | Change | 31 December 2008 |
| LIABILITIES AND EQUITY | | | | | | | | |
| Deposits | | | | | | | | |
| Deposits in baht | 887,231,980 | 893,525,580 | **(6,293,600)** | 952,855,541 | 887,881,847 | 894,477,682 | **(6,595,835)** | 953,693,804 |
| Deposits in foreign currencies | 21,793,420 | 20,580,870 | **1,212,550** | 15,094,230 | 21,793,420 | 20,580,870 | **1,212,550** | 15,094,230 |
| Total deposits | 909,025,400 | 914,106,450 | **(5,081,050)** | 967,949,771 | 909,675,267 | 915,058,552 | **(5,383,285)** | 968,788,034 |
| Interbank and money market items | | | | | | | | |
| Domestic items | | | | | | | | |
| Interest bearing | 24,303,691 | 6,313,146 | **17,990,545** | 11,738,123 | 25,072,242 | 6,820,710 | **18,251,532** | 12,271,555 |
| Non-interest bearing | 4,590,076 | 3,846,247 | **743,829** | 3,218,959 | 4,609,267 | 3,881,706 | **727,561** | 3,237,941 |
| Foreign items | | | | | | | | |
| Interest bearing | 2,025,324 | 2,201,327 | **(176,003)** | 1,008,239 | 2,025,324 | 2,201,327 | **(176,003)** | 1,008,239 |
| Non-interest bearing | 477,223 | 224,890 | **252,333** | 334,379 | 477,223 | 224,890 | **252,333** | 334,379 |
| Total interbank and money market items | 31,396,314 | 12,585,610 | **18,810,704** | 16,299,700 | 32,184,056 | 13,128,633 | **19,055,423** | 16,852,114 |
| Liabilities payable on demand | 10,703,515 | 12,389,102 | **(1,685,587)** | 10,882,927 | 10,703,513 | 12,389,093 | **(1,685,580)** | 10,882,805 |
| Borrowings | | | | | | | | |
| Short-tem borrowings | 36,416,670 | 70,346,142 | **(33,929,472)** | 97,635,655 | 36,136,315 | 70,469,938 | **(34,333,623)** | 97,453,984 |
| Long-term borrowings | 43,731,140 | 42,811,289 | **919,851** | 40,523,227 | 43,731,140 | 42,811,289 | **919,851** | 40,523,227 |
| Total borrowings | 80,147,810 | 113,157,431 | **(33,009,621)** | 138,158,882 | 79,867,455 | 113,281,227 | **(33,413,772)** | 137,977,211 |
| Bank's liability under acceptance | 522,594 | 484,379 | **38,215** | 491,592 | 522,594 | 484,379 | **38,215** | 491,592 |
| Derivative revaluation | 18,743,868 | 23,490,868 | **(4,747,000)** | 31,899,970 | 18,743,868 | 23,490,868 | **(4,747,000)** | 31,899,970 |
| Provision | 4,270,821 | 4,088,865 | **181,956** | 4,232,519 | 4,242,579 | 4,080,847 | **161,732** | 4,207,233 |
| Other liabilities | 15,708,078 | 19,944,628 | **(4,236,550)** | 19,976,535 | 15,151,683 | 19,202,728 | **(4,051,045)** | 19,147,315 |
| Total Liabilities | 1,070,518,400 | 1,100,247,333 | **(29,728,933)** | 1,189,891,896 | 1,071,091,015 | 1,101,116,327 | **(30,025,312)** | 1,190,246,274 |

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**BALANCE SHEETS**

| | Consolidated (Thousand Baht) | | | | The Bank (Thousand Baht) | | | |
|---|---|---|---|---|---|---|---|---|
| | 30 June 2009 | 31 March 2009 | Change | 31 December 2008 | 30 June 2009 | 31 March 2009 | Change | 31 December 2008 |
| Equity | | | | | | | | |
| Share capital | | | | | | | | |
| Authorized share capital | | | | | | | | |
| 3,048,614,697 ordinary shares, Baht 10 par value | 30,486,147 | 30,486,147 | - | 30,486,147 | 30,486,147 | 30,486,147 | - | 30,486,147 |
| Issued and fully paid-up share capital | | | | | | | | |
| 2,393,260,193 ordinary shares, Baht 10 par value | 23,932,602 | 23,932,602 | - | 23,932,602 | 23,932,602 | 23,932,602 | - | 23,932,602 |
| Premium on ordinary shares | 18,103,110 | 18,103,110 | - | 18,103,110 | 18,103,110 | 18,103,110 | - | 18,103,110 |
| Appraisal surplus on asset revaluation | 10,849,332 | 10,892,748 | **(43,416)** | 10,941,913 | 10,849,332 | 10,892,748 | **(43,416)** | 10,941,913 |
| Revaluation surplus on investments | 1,247,823 | 2,357,840 | **(1,110,017)** | 2,207,073 | 1,249,118 | 2,358,210 | **(1,109,092)** | 2,207,793 |
| Retained earnings | | | | | | | | |
| Appropriated | | | | | | | | |
| Legal reserve | 3,050,000 | 3,050,000 | - | 3,050,000 | 3,050,000 | 3,050,000 | - | 3,050,000 |
| Unappropriated | 59,441,358 | 59,277,863 | **163,495** | 55,427,843 | 59,073,267 | 58,995,746 | **77,521** | 55,070,531 |
| Total equity attributable to equity holders of the Bank | 116,624,225 | 117,614,163 | **(989,938)** | 113,662,541 | 116,257,429 | 117,332,416 | **(1,074,987)** | 113,305,949 |
| Minority interests | 53 | 207 | **(154)** | 53 | - | - | - | - |
| Total equity | 116,624,278 | 117,614,370 | **(990,092)** | 113,662,594 | 116,257,429 | 117,332,416 | **(1,074,987)** | 113,305,949 |
| Total Liabilities and equity | 1,187,142,678 | 1,217,861,703 | **(30,719,025)** | 1,303,554,490 | 1,187,348,444 | 1,218,448,743 | **(31,100,299)** | 1,303,552,223 |
| Off-balance sheet items-contingency | | | | | | | | |
| Avals on bills and guarantees of loans | 2,371,172 | 1,771,793 | **599,379** | 1,563,960 | 2,371,172 | 1,771,793 | **599,379** | 1,563,960 |
| Liability under unmatured import bills | 5,188,611 | 4,532,181 | **656,430** | 5,643,988 | 5,188,611 | 4,532,181 | **656,430** | 5,643,988 |
| Letters of credit | 18,027,735 | 17,212,575 | **812,363** | 17,165,133 | 18,027,735 | 17,212,575 | **815,160** | 17,165,133 |
| Other contingencies | 2,443,682,331 | 2,213,149,555 | **230,535,574** | 2,250,537,454 | 2,443,456,062 | 2,212,889,355 | **230,566,707** | 2,250,262,914 |

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**STATEMENTS OF INCOME**

| | Consolidated (Thousand Baht) | | | | The Bank (Thousand Baht) | | | |
|---|---|---|---|---|---|---|---|---|
| | **Q2/09** | **Q1/09** | **Change** | **Q2/08** | **Q2/09** | **Q1/09** | **Change** | **Q2/08** |
| Interest and dividend income | | | | | | | | |
| Loans | 11,963,583 | 13,141,884 | **(1,178,301)** | 12,400,689 | 12,290,508 | 13,461,733 | **(1,171,225)** | 12,634,803 |
| Interbank and money market items | 192,409 | 672,863 | **(480,454)** | 435,535 | 192,496 | 672,688 | **(480,192)** | 435,705 |
| Finance lease | 572,814 | 608,656 | **(35,842)** | 442,738 | - | - | **-** | - |
| Investments | 1,092,593 | 1,086,924 | **5,669** | 1,139,924 | 1,358,949 | 1,418,015 | **(59,066)** | 1,221,429 |
| Total Interest and Dividend Income | 13,821,399 | 15,510,327 | **(1,688,928)** | 14,418,886 | 13,841,953 | 15,552,436 | **(1,710,483)** | 14,291,937 |
| Interest expenses | | | | | | | | |
| Deposits | 2,040,689 | 3,519,918 | **(1,479,229)** | 3,361,961 | 2,041,334 | 3,520,038 | **(1,478,704)** | 3,363,529 |
| Interbank and money market items | 116,118 | 59,855 | **56,263** | 66,229 | 116,853 | 60,707 | **56,146** | 67,010 |
| Short-term borrowings | 387,058 | 555,595 | **(168,537)** | 300,225 | 388,984 | 560,355 | **(171,371)** | 305,419 |
| Long-term borrowings | 527,783 | 619,394 | **(91,611)** | 251,374 | 529,786 | 618,412 | **(88,626)** | 251,374 |
| Total Interest Expenses | 3,071,648 | 4,754,762 | **(1,683,114)** | 3,979,789 | 3,076,957 | 4,759,512 | **(1,682,555)** | 3,987,332 |
| Net income from interest and dividend | 10,749,751 | 10,755,565 | **(5,814)** | 10,439,097 | 10,764,996 | 10,792,924 | **(27,928)** | 10,304,605 |
| Bad debt and doubtful accounts | 1,603,118 | 1,376,155 | **226,963** | 361,335 | 1,576,308 | 1,340,717 | **235,591** | 283,914 |
| Loss on debt restructuring | 943,939 | 983,768 | **(39,829)** | 1,617,542 | 943,687 | 983,737 | **(40,050)** | 1,634,970 |
| Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring | 8,202,694 | 8,395,642 | **(192,948)** | 8,460,220 | 8,245,001 | 8,468,470 | **(223,469)** | 8,385,721 |
| Non-interest income | | | | | | | | |
| Gain (loss) on investments | 287,401 | 175,605 | **111,796** | (43,050) | 285,682 | 174,133 | **111,549** | (50,931) |
| Share of profit from investments on equity method | 552 | 5,089 | **(4,537)** | 13,876 | - | - | **-** | - |
| Fees and service income | | | | | | | | |
| Acceptance, aval and guarantees | 320,078 | 317,947 | **2,131** | 263,193 | 320,078 | 317,947 | **2,131** | 263,193 |
| Others | 4,335,090 | 3,910,298 | **424,792** | 3,875,778 | 3,744,253 | 3,445,117 | **299,136** | 3,360,218 |
| Gain on exchange | 874,826 | 1,128,598 | **(253,772)** | 1,101,399 | 874,993 | 1,128,645 | **(253,652)** | 1,101,545 |
| Other income | 140,966 | 133,794 | **7,172** | 168,905 | 109,070 | 134,205 | **(25,135)** | 179,590 |
| Total Non-interest Income | 5,958,913 | 5,671,331 | **287,582** | 5,380,101 | 5,334,076 | 5,200,047 | **134,029** | 4,853,615 |
| Non-interest expenses | | | | | | | | |
| Personnel expenses | 3,378,166 | 3,329,018 | **49,148** | 2,984,020 | 2,750,435 | 2,753,612 | **(3,177)** | 2,473,831 |
| Premises and equipment expenses | 2,053,995 | 1,874,436 | **179,559** | 1,678,995 | 2,176,733 | 2,020,986 | **155,747** | 1,835,288 |
| Taxes and duties | 531,225 | 548,075 | **(16,850)** | 526,134 | 518,691 | 534,541 | **(15,850)** | 514,191 |
| Fees and service expenses | 1,088,974 | 1,024,013 | **64,961** | 980,146 | 1,104,399 | 981,637 | **122,762** | 921,312 |
| Directors' remuneration | 40,879 | 14,401 | **26,478** | 42,375 | 40,879 | 14,401 | **26,478** | 40,875 |
| Contribution to Financial Institutions Development Fund and Deposit Protection Agency | 873,184 | 873,184 | **-** | 791,196 | 873,184 | 873,184 | **-** | 791,196 |
| Other expenses | 1,366,938 | 936,696 | **430,242** | 1,221,222 | 1,488,050 | 1,045,067 | **442,983** | 1,339,612 |
| Total Non-interest Expenses | 9,333,361 | 8,599,823 | **733,538** | 8,224,088 | 8,952,371 | 8,223,428 | **728,943** | 7,916,305 |
| Income before income tax | 4,828,246 | 5,467,150 | **(638,904)** | 5,616,233 | 4,626,706 | 5,445,089 | **(818,383)** | 5,323,031 |
| Income tax expenses | 1,123,706 | 1,667,392 | **(543,686)** | 1,346,163 | 1,000,973 | 1,562,148 | **(561,175)** | 1,260,942 |
| Net income | 3,704,540 | 3,799,758 | **(95,218)** | 4,270,070 | 3,625,733 | 3,882,941 | **(257,208)** | 4,062,089 |
| Net income attributable to: | | | | | | | | |
| Equity holders of the Bank | 3,704,536 | 3,799,760 | **(95,224)** | 4,270,068 | 3,625,733 | 3,882,941 | **(257,208)** | 4,062,089 |
| Minority interest | 4 | (2) | **6** | 2 | - | - | **-** | - |
| Net income | 3,704,540 | 3,799,758 | **(95,218)** | 4,270,070 | 3,625,733 | 3,882,941 | **(257,208)** | 4,062,089 |
| Basic earnings per share (Baht) | 1.55 | 1.59 | **(0.04)** | 1.78 | 1.51 | 1.62 | **(0.11)** | 1.70 |
| Weighted average number of ordinary shares ('000) | 2,393,260 | 2,393,260 | **-** | 2,393,260 | 2,393,260 | 2,393,260 | **-** | 2,393,260 |

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**STATEMENTS OF INCOME**

**For the six-month periods ended 30 June 2009 and 2008**

| | Consolidated (Thousand Baht) | | | The Bank (Thousand Baht) | | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | Change | 2009 | 2008 | Change |
| Interest and dividend income | | | | | | |
| Loans | 25,105,467 | 24,382,042 | 723,425 | 25,752,241 | 24,839,669 | 912,572 |
| Interbank and money market items | 865,272 | 991,965 | (126,693) | 865,184 | 991,154 | (125,970) |
| Finance lease | 1,181,469 | 848,640 | 332,829 | - | - | - |
| Investments | 2,179,518 | 2,114,521 | 64,997 | 2,776,964 | 2,265,206 | 511,758 |
| Total Interest and Dividend Income | 29,331,726 | 28,337,168 | 994,558 | 29,394,389 | 28,096,029 | 1,298,360 |
| Interest expenses | | | | | | |
| Deposits | 5,560,607 | 6,493,340 | (932,733) | 5,561,372 | 6,494,720 | (933,348) |
| Interbank and money market items | 175,973 | 125,643 | 50,330 | 177,560 | 126,962 | 50,598 |
| Short-term borrowings | 942,653 | 558,777 | 383,876 | 949,338 | 568,885 | 380,453 |
| Long-term borrowings | 1,147,177 | 500,676 | 646,501 | 1,148,198 | 500,676 | 647,522 |
| Total Interest Expenses | 7,826,410 | 7,678,436 | 147,974 | 7,836,468 | 7,691,243 | 145,225 |
| Net income from interest and dividend | 21,505,316 | 20,658,732 | 846,584 | 21,557,921 | 20,404,786 | 1,153,135 |
| Bad debt and doubtful accounts | 2,979,273 | 1,851,211 | 1,128,062 | 2,917,025 | 1,795,398 | 1,121,627 |
| Loss on debt restructuring | 1,927,707 | 2,003,555 | (75,848) | 1,927,424 | 1,998,161 | (70,737) |
| Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring | 16,598,336 | 16,803,966 | (205,630) | 16,713,472 | 16,611,227 | 102,245 |
| Non-interest income | | | | | | |
| Gain on investments | 463,005 | 735,412 | (272,407) | 459,815 | 703,709 | (243,894) |
| Share of profit from investments on equity method | 5,641 | 28,047 | (22,406) | - | - | - |
| Fees and service income | | | | | | |
| Acceptance, aval and guarantees | 638,025 | 563,814 | 74,211 | 638,025 | 563,814 | 74,211 |
| Others | 8,245,387 | 7,464,545 | 780,842 | 7,189,370 | 6,491,384 | 697,986 |
| Gain on exchanges | 2,003,424 | 1,982,927 | 20,497 | 2,003,638 | 1,982,604 | 21,034 |
| Other income | 274,760 | 366,160 | (91,400) | 243,275 | 360,059 | (116,784) |
| Total Non-interest Income | 11,630,242 | 11,140,905 | 489,337 | 10,534,123 | 10,101,570 | 432,553 |
| Non-interest expenses | | | | | | |
| Personnel expenses | 6,707,184 | 5,872,076 | 835,108 | 5,504,047 | 4,879,750 | 624,297 |
| Premises and equipment expenses | 3,928,431 | 3,292,034 | 636,397 | 4,197,719 | 3,501,196 | 696,523 |
| Taxes and duties | 1,079,300 | 1,067,646 | 11,654 | 1,053,231 | 1,044,149 | 9,082 |
| Fees and service expenses | 2,112,987 | 1,981,836 | 131,151 | 2,086,037 | 1,897,631 | 188,406 |
| Directors' remuneration | 55,280 | 56,533 | (1,253) | 55,280 | 53,533 | 1,747 |
| Contribution to Financial Institutions Development Fund and Deposit Protection Agency | 1,746,367 | 1,582,393 | 163,974 | 1,746,367 | 1,582,393 | 163,974 |
| Other expenses | 2,303,634 | 2,048,197 | 255,437 | 2,533,119 | 2,268,532 | 264,587 |
| Total Non-interest Expenses | 17,933,183 | 15,900,715 | 2,032,468 | 17,175,800 | 15,227,184 | 1,948,616 |
| Income before income tax | 10,295,395 | 12,044,156 | (1,748,761) | 10,071,795 | 11,485,613 | (1,413,818) |
| Income tax expense | 2,791,098 | 3,336,148 | (545,050) | 2,563,122 | 3,185,673 | (622,551) |
| Net income | 7,504,297 | 8,708,008 | (1,203,711) | 7,508,673 | 8,299,940 | (791,267) |
| Net income attributable to: | | | | | | |
| Equity holders of the Bank | 7,504,296 | 8,708,005 | (1,203,709) | 7,508,673 | 8,299,940 | (791,267) |
| Minority interest | 1 | 3 | (2) | - | - | - |
| Net income | 7,504,297 | 8,708,008 | (1,203,711) | 7,508,673 | 8,299,940 | (791,267) |
| Basic earnings per share (Baht) | 3.14 | 3.64 | (0.50) | 3.14 | 3.47 | (0.33) |
| Weighted average number of ordinary shares ('000) | 2,393,260 | 2,392,982 | 278 | 2,393,260 | 2,392,982 | 278 |

**Data of Consolidated**

Million Baht

| | 30 Jun 09 | 31 Mar 09 |
|---|---|---|
| **Net income** | **3,705** | **3,800** |
| Total Assets | 1,187,143 | 1,217,862 |
| **Total Liabilities** | **1,070,519** | **1,100,247** |
| NPL (net) | 1.91% | 1.84% |
| **NPL (gross)** | **3.74%** | **3.69%** |
| Total Capital funds ratio | 15.91% | 15.63% |
| **NIM** | **3.82%** | **3.67%** |
| ROA | 1.23% | 1.21% |
| **ROE** | **12.65%** | **13.14%** |

| **Interest Rate** | 30 Jun 09 | 31 Mar 09 |
|---|---|---|
| **MLR** | **5.85%** | **6.25%** |
| MOR | 6.15% | 6.50% |
| **MRR** | **6.45%** | **6.75%** |
| Saving | 0.50% | 0.50% |
| **Fixed 3 months** | **0.65%** | **0.75%** |
| Fixed 6 months | 0.65% | 0.75% |
| **Fixed 12 months** | **0.65-1.00%** | **0.75%** |
| Fixed 24 months | 1.50% | 1.25% |
| **Fixed 36 months** | **1.75%** | **1.50%** |

NPL (net) Non performing loan net
(Non performing loan after allowance for doubtful account of non performing loan)
NPL (gross) Non performing loan gross
NIM Net interest margin
ROA Return on average assets
ROE Return on average equity
MLR Minimum loan rate
MOR Minimum overdraft rate
MRR Minimum retail rate

**Consolidated statements of income for the quarter**

Million Baht

| | Q2/09 | Q1/09 | Change |
|---|---|---|---|
| Total interest and dividend income | 13,822 | 15,511 | (1,689) |
| Total interest expenses | 3,072 | 4,755 | (1,683) |
| Net income from interest and dividend | 10,750 | 10,756 | (6) |
| Bad debt and doubtful accounts | 1,603 | 1,376 | 227 |
| Loss on debt restructuring | 944 | 984 | (40) |
| Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring | 8,203 | 8,396 | (193) |
| Total non-interest income | 5,959 | 5,671 | 288 |
| Total non-interest expenses | 9,334 | 8,600 | 734 |
| Income before income tax | 4,828 | 5,467 | (639) |
| Income tax expenses | 1,123 | 1,667 | (544) |
| Net income | 3,705 | 3,800 | (95) |

In the second quarter of 2009, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,705 Million, decreased from the preceding quarter by Baht 95 Million or 2.50%. The items having significant changes are as follows:

- **Total interest and dividend income,** decreased by Baht 1,689 Million or 10.89% over the preceding quarter, as follows:

Million Baht

| Interest and dividend income | Q2/09 | Q1/09 | Change |
|---|---|---|---|
| Loans | 11,964 | 13,142 | (1,178) |
| Interbank and money market items | 192 | 673 | (481) |
| Finance lease | 573 | 609 | (36) |
| Investments | 1,093 | 1,087 | 6 |
| Total | 13,822 | 15,511 | (1,689) |

- Interest income from loans, decreased by Baht 1,178 Million or 8.96% as a result of reductions in the bank's lending rates and average loan balance during the period.
- Interest income from interbank and money market items, decreased by Baht 481 Million or 71.47% as a result of lower average volume of bilateral repo during the period and a reduction of the money market rate.

- **Interest expense**, dropped from the preceding quarter by Baht 1,683 Million or 35.39%

Million Baht

| Interest Expense | Q2/09 | Q1 09 | Change |
|---|---|---|---|
| Deposits | 2,041 | 3,520 | (1,479) |
| Interbank and money market items | 116 | 60 | 56 |
| Short-term borrowing | 387 | 556 | (169) |
| Long-term borrowing | 528 | 619 | (91) |
| Total | 3,072 | 4,755 | (1,683) |

- Interest expenses from deposits, decreased by Baht 1,479 Million or 42.02% as a result of lower average deposit volume during the period cause by a maturity of fixed deposits with a special rates.
- Interest expenses from short-term borrowings, dropped by Baht 169 Million or 30.40% as a result of maturities of bills of exchange and short-term debentures.

- **Bad debt and doubtful accounts**

Million Baht

| Bad debt and doubtful accounts | Q2/09 | Q1 09 | Change |
|---|---|---|---|
| The Bank | | | |
| - change in this quarter | 2,521 | 2,324 | 197 |
| - compensate for loss on debt restructuring | (944) | (984) | 40 |
| Subsidiaries | | | |
| - Increase in this quarter | 26 | 36 | (10) |
| Total | 1,603 | 1,376 | 227 |

- **Non-Interest Income**, increased from the preceding quarter by Baht 288 Million or 5.08% The items having significant changes are as follows:

Million Baht

| Non-interest income | Q2/09 | Q1 09 | Change |
|---|---|---|---|
| Gain on investments | 287 | 175 | 112 |
| Share of profit from investments on equity method | 1 | 5 | (4) |
| Fees and service income | 4,655 | 4,228 | 427 |
| Gain on exchange | 875 | 1,129 | (254) |
| Other income | 141 | 134 | 7 |
| Total | 5,959 | 5,671 | 288 |

- Gain on investments, up from the preceding quarter by Baht 112 Million or 63.66%, as a result of gain from sales of debt securities during a favorable market condition.
- Fees and service income, increased from the preceding quarter by Baht 427 Million or 10.10%, due mainly to loan-related fees income and fees from sales and financial services such as ATM, Money Transfer and Bancassurance.
- Gain on exchange dropped by Baht 254 Million or 22.49% due to lower volume of derivatives transactions.

- **The results of operation of the bank's subsidiaries and associates.**

Million Baht

| Profit | Q2/09 | Q1 09 | Change |
|---|---|---|---|
| Phethai AMC | 18 | 16 | 2 |
| Other subsidiaries and associates | 331 | 229 | 102 |
| Total | 349 | 245 | 104 |

- **Total non-interest expenses,** increased from the preceding quarter by Baht 734 Million or 8.53%

Million Baht

| Non-interest expenses | Q2/09 | Q1 09 | Change |
|---|---|---|---|
| Personnel expenses | 3,378 | 3,329 | 49 |
| Premises and equipment expenses | 2,054 | 1,874 | 180 |
| Taxes and duties | 532 | 548 | (16) |
| Fee and service expenses | 1,089 | 1,024 | 65 |
| Directors' remuneration | 41 | 15 | 26 |
| Contributions to FIDF and DPA | 873 | 873 | - |
| Other expenses | 1,367 | 937 | 430 |
| Total | 9,334 | 8,600 | 734 |

- Premises and equipment expenses, increased by Baht 180 Million or 9.61%. The majority of the increases came from expenditures relating to the Bank's strategic projects, particularly on Channel Expansion and Enhancement Project.
- Other expenses, increased by Baht 430 Million or 45.89% as a result of promotional and public relation expenses

**Consolidated Balance Sheets**

Million Baht

| | 30 Jun 09 | 31 Mar 09 | Change |
|---|---|---|---|
| Total Assets | 1,187,143 | 1,217,862 | (30,719) |
| Total Liabilities | 1,070,519 | 1,100,247 | (29,728) |
| Total Equity | 116,624 | 117,615 | (991) |

**>> Assets**

Million Baht

| | 30 Jun 09 | 31 Mar 09 | Change |
|---|---|---|---|
| Total Assets | 1,187,143 | 1,217,862 | (30,719) |
| ▪ Interbank and money market items | 66,772 | 73,378 | (6,606) |
| ▪ Investments-net | 163,757 | 188,826 | (25,069) |
| - Debt securities | 160,443 | 185,524 | (25,081) |
| - Equity securities | 3,314 | 3,302 | 12 |
| ▪ Loans and accrued interest receivables-net | 851,005 | 847,879 | 3,126 |

The items of **Total Assets** having significant changes are as follows:

- **Interbank and money market items on assets,** down by Baht 6,606 Million or 9.00% and **Investments-net,** down by Baht 25,069 million or 13.28% as a result of the Bank's liquidity management.

- **Loans, Accrued interest receivables and Allowance for doubtful accounts**

Million Baht

| | 30 Jun 09 | 31 Mar 09 | Change |
|---|---|---|---|
| Loans | 881,648 | 877,142 | 4,506 |
| ● Restructured loans | 77,566 | 71,598 | 5,968 |
| -Performing Restructured loans | 62,658 | 56,822 | 5,836 |
| -Non- performing Restructured loans [1] | 14,908 | 14,776 | 132 |
| ● Non- restructured loans | 804,082 | 805,544 | (1,462) |
| Accrued interest receivables | 1,205 | 1,334 | (129) |
| Total loans and interest receivables | 882,853 | 878,476 | 4,377 |
| Less Allowance for doubtful accounts | (27,725) | (26,880) | (845) |
| Revaluation allowance for debt Restructuring | (4,123) | (3,717) | (406) |
| Total loans and interest receivables-net | 851,005 | 847,879 | 3,126 |

- **Loans**, increased by Baht 4,506 Million, or 0.51%, due mainly to the increases in loans for commercial and working capital to support business liquidity.

[1] as part of NPL

- **Classified Loans**

Million Baht

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 30 Jun 2009 | | | | 31 Mar 2009 | | | |
| | Loans and accrued interest receivables | Outstanding debt after deduction of collateral value NPV of cash flow from debtors or sale of collateral | % used for calculation the provisions | Total provision | Loans and accrued interest receivables | Outstanding debt after deduction of collateral value NPV of cash flow from debtors or sale of collateral | % used for calculation the provisions | Total provision |
| Pass | 825,851 | 265,779 | 1 | 2,657 | 803,745 | 270,028 | 1 | 2,700 |
| Special mention | 20,483 | 3,758 | 2 | 75 | 39,049 | 8,417 | 2 | 168 |
| Sub standard | 7,805 | 2,337 | 100 | 2,329 | 8,707 | 3,044 | 100 | 3,044 |
| Doubtful | 6,759 | 2,702 | 100 | 2,702 | 5,552 | 2,303 | 100 | 2,303 |
| Doubtful of loss | 20,673 | 11,304 | 100 | 11,304 | 20,769 | 11,207 | 100 | 11,207 |
| Total | 881,571 | 285,880 | | 19,607 | 877,822 | 294,999 | | 19,422 |
| Revaluation allowance for debt restructuring | | | | 4,123 | | | | 3,717 |
| Total | | | | 23,190 | | | | 23,139 |
| Allowance established in excess of BOT regulations for NPLs and Normal loans | | | | 8,658 | | | | 7,458 |
| Credit balance transaction | 1,282 | | | - | 654 | | | - |
| Total | 882,853 | | | 31,848 | 878,476 | | | 30,597 |

Million Baht

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 30 Jun 2009 | | | | 31 Mar 2009 | | | |
| | Loans and accrued interest receivables | Outstanding debt after deduction of collateral value NPV of cash flow from debtors or sale of collateral | % used for calculation the provisions | Total Provision | Loans and accrued interest receivables | Outstanding debt after deduction of collateral value NPV of cash flow from debtors or sale of collateral | % used for calculation the provisions | Total provision |
| Pass | 828,107 | 303,358 | 1 | 3,033 | 806,797 | 306,391 | 1 | 3,064 |
| Special mention | 18,174 | 3,545 | 2 | 71 | 36,529 | 8,264 | 2 | 165 |
| Sub standard | 7,374 | 2,318 | 100 | 2,318 | 8,345 | 3,029 | 100 | 3,029 |
| Doubtful | 6,463 | 2,675 | 100 | 2,675 | 5,247 | 2,264 | 100 | 2,264 |
| Doubtful of loss | 18,497 | 10,485 | 100 | 10,485 | 18,431 | 10,362 | 100 | 10,362 |
| Total | 878,615 | 322,381 | | 18,582 | 875,349 | 330,310 | | 18,884 |
| Revaluation allowance for debt restructuring | | | | 4,123 | | | | 3,717 |
| Total | | | | 22,705 | | | | 22,601 |
| Allowance established in excess of BOT regulations for NPLs and Normal loans | | | | 7,972 | | | | 6,737 |
| Total | | | | 30,677 | | | | 29,338 |

>> **Liabilities and Equity**

Million Baht

| | 30 Jun 09 | 30 Mar 09 | Change |
|---|---|---|---|
| Total Liabilities | **1,070,519** | 1,100,247 | (29,728) |
| ▪Deposits | **909,025** | 914,106 | (5,081) |
| ▪Interbank and money market items | **31,396** | 12,586 | 18,810 |
| ▪Short-term borrowings | **36,417** | 70,346 | (33,929) |
| Equity | **116,624** | 117,615 | (991) |

The items of **Total Liabilities** and **Equity** having significant changes are as follows:

- **Deposits,** down by Baht 5,081 Million or 0.56% due mainly to maturity of fixed deposits. **Short-term borrowings**, decreased by Baht 33,929 or 48.23%, as a result of the maturities of bills of exchange and short-term debentures.
- **Interbank and money market items on liabilities**, increased by Baht 18,810 million or 149.45%. The majority of the increase came from private repo transactions.

Million Baht

| Type of deposits | 30 Jun 09 | 31 Mar 09 | Change |
|---|---|---|---|
| Current | **54,809** | 48,303 | 6,506 |
| Saving | **500,021** | 437,593 | 62,428 |
| Fixed 3 5 months | **229,411** | 278,901 | (49,490) |
| Fixed 6 11 months | **40,682** | 69,454 | (28,772) |
| Fixed 12 months and upward | **84,102** | 79,855 | 4,247 |
| Total | **909,025** | 914,106 | (5,081) |

- **Equity**, decreased by Baht 991 Million or 0.84% as a result of the followings:
  - Dividend of Baht 3,590 Million, paid in April 2009.
  - Revaluation surplus on investment decreased by Baht 1,110 Million or 47.08%, as a result of the current market condition.

>> **Capital Funds**

Million Baht

| | 30 Jun 09 | 31 Mar 09 | Change |
|---|---|---|---|
| Tier 1* | **96,566** | 93,564 | 3,002 |
| Tier 2 | **51,273** | 50,170 | 1,103 |
| Total Tier* | **147,839** | 143,734 | 4,105 |
| Risk weighted assets | **929,438** | 919,862 | 9,576 |
| Tier 1 capital ratio* | **10.39%** | 10.17% | 0.22 |
| Total capital ratio* | **15.91%** | 15.63% | 0.28 |

* excluding net profit of each period.

## Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

| | Consolidated (Million Baht) | | | | | The Bank (Million Baht) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 30 Jun 09 | 31 Mar 09 | 31 Dec 08 | 30 Sep 08 | 30 Jun 08 | 30 Jun 09 | 31 Mar 09 | 31 Dec 08 | 30 Sep 08 | 30 Jun 08 |
| **Investments** | | | | | | | | | | |
| Debt Instruments | 160,443 | 185,524 | 99,489 | 116,117 | 110,044 | 160,443 | 185,524 | 99,489 | 116,117 | 110,044 |
| • Government and state enterprise securities | | | | | | | | | | |
| -- Trading investments | 1,707 | 4,657 | 6,156 | 15,954 | 2,491 | 1,707 | 4,657 | 6,156 | 15,954 | 2,491 |
| -- Available for sale investments | 140,099 | 168,904 | 78,906 | 84,584 | 91,575 | 140,099 | 168,904 | 78,906 | 84,584 | 91,575 |
| -- Held to maturity investments | 4,684 | 4,706 | 6,836 | 7,099 | 7,166 | 4,684 | 4,706 | 6,836 | 7,099 | 7,166 |
| • Private enterprise debt instruments | | | | | | | | | | |
| -- Trading investments | 418 | 718 | 1,650 | 2,804 | 219 | 418 | 718 | 1,650 | 2,804 | 219 |
| -- Available for sale investments | 1,361 | 1,218 | 1,212 | 764 | 951 | 1,361 | 1,218 | 1,212 | 764 | 951 |
| -- Held to maturity investments | - | 820 | 841 | 841 | 862 | - | 820 | 841 | 841 | 862 |
| • Foreign debt instruments | | | | | | | | | | |
| -- Available for sale investments | 12,069 | 4,391 | 2,906 | 2,879 | 6,679 | 12,069 | 4,391 | 2,906 | 2,879 | 6,679 |
| -- Held to maturity investments | 105 | 110 | 982 | 1,192 | 101 | 105 | 110 | 982 | 1,192 | 101 |
| Equity Securities | 3,314 | 3,302 | 3,456 | 3,300 | 3,528 | 12,410 | 12,230 | 12,329 | 12,399 | 12,476 |
| -- Trading investments | 288 | 288 | 368 | 311 | 258 | 288 | 288 | 368 | 311 | 258 |
| -- Available for sale investments | 796 | 762 | 756 | 570 | 886 | 712 | 513 | 518 | 559 | 764 |
| -- General investments | 2,085 | 2,108 | 2,118 | 2,220 | 2,192 | 1,934 | 1,955 | 1,969 | 2,067 | 2,092 |
| --Investment in subsidiaries & associated companies | 145 | 144 | 214 | 199 | 192 | 9,476 | 9,474 | 9,474 | 9,462 | 9,362 |
| Total investments net | 163,757 | 188,826 | 102,945 | 119,417 | 113,572 | 172,853 | 197,754 | 111,818 | 128,516 | 122,520 |
| **Loans, Accrued interest receivables and** | | | | | | | | | | |
| **Allowance for doubtful accounts** | | | | | | | | | | |
| Written off loans | 1,313 | 1,527 | 1,187 | 1,185 | 1,150 | 1,250 | 1,506 | 1,174 | 1,155 | 1,090 |
| Restructured loans | 77,566 | 71,598 | 67,012 | 60,669 | 56,264 | 76,511 | 70,452 | 65,782 | 59,311 | 54,762 |
| Non performing loans net (NPL net) | 17,535 | 17,064 | 15,712 | 18,401 | 18,445 | 15,518 | 14,989 | 13,591 | 16,253 | 16,474 |
| Total loans used for NPL net ratio calculation | 919,962 | 926,641 | 1,072,371 | 901,940 | 856,634 | 917,892 | 925,101 | 1,071,070 | 900,800 | 855,819 |
| NPL net to total loans (%) | 1.91 | 1.84 | 1.47 | 2.04 | 2.15 | 1.69 | 1.62 | 1.27 | 1.80 | 1.92 |
| Non performing loans gross (NPL gross) | 35,057 | 34,834 | 33,686 | 37,264 | 36,527 | 32,183 | 31,861 | 30,630 | 34,162 | 33,503 |
| Total loans used for NPL gross ratio calculation | 937,483 | 944,410 | 1,090,345 | 920,803 | 874,716 | 934,557 | 941,973 | 1,088,109 | 918,710 | 872,847 |
| NPL gross to total loans (%) | 3.74 | 3.69 | 3.09 | 4.05 | 4.18 | 3.44 | 3.38 | 2.81 | 3.72 | 3.84 |
| Classified loans | | | | | | | | | | |
| -- Pass | 825,851 | 803,745 | 829,220 | 806,016 | 788,334 | 828,107 | 806,797 | 832,450 | 808,568 | 790,912 |
| -- Special mention | 20,483 | 39,049 | 41,231 | 29,015 | 19,552 | 18,174 | 36,529 | 38,821 | 27,473 | 18,131 |
| -- Sub standard | 7,805 | 8,707 | 5,891 | 4,405 | 5,746 | 7,374 | 8,345 | 5,464 | 4,016 | 5,171 |
| -- Doubtful | 6,759 | 5,552 | 5,790 | 10,457 | 9,884 | 6,463 | 5,247 | 5,523 | 10,171 | 9,661 |
| -- Doubtful of loss | 20,673 | 20,769 | 22,177 | 22,620 | 21,078 | 18,497 | 18,431 | 19,784 | 20,141 | 18,618 |
| Total | 881,571 | 877,822 | 904,309 | 872,513 | 844,594 | 878,615 | 875,349 | 902,042 | 870,389 | 842,693 |
| Credit balance transaction | 1,282 | 654 | 1,185 | 732 | 949 | - | - | - | - | |
| Total | 882,853 | 878,476 | 905,494 | 873,245 | 845,543 | 878,615 | 875,349 | 902,042 | 870,389 | 842,693 |
| Allowance for doubtful accounts | 31,848 | 30,597 | 29,772 | 28,752 | 27,827 | 30,677 | 29,338 | 28,502 | 27,442 | 26,477 |
| Allowance as required by BOT | 23,190 | 23,139 | 23,369 | 25,291 | 24,465 | 22,705 | 22,601 | 22,769 | 24,626 | 23,771 |
| Allowance to allowance as required by BOT (%) | 137.34 | 132.23 | 127.40 | 113.68 | 113.74 | 135.11 | 129.81 | 125.17 | 111.44 | 111.38 |
| **Properties foreclosed-net** | | | | | | | | | | |
| Properties foreclosed | 16,104 | 16,116 | 16,135 | 16,140 | 16,615 | 12,825 | 12,676 | 12,616 | 12,473 | 12,756 |
| Less Allowance for impairment | (1,577) | (1,578) | (1,743) | (1,817) | (1,861) | (1,157) | (1,229) | (1,387) | (1,441) | (1,486) |
| Properties foreclosed net | 14,527 | 14,538 | 14,392 | 14,323 | 14,754 | 11,668 | 11,447 | 11,229 | 11,032 | 11,270 |
| **Deposits** | | | | | | | | | | |
| -- Current | 54,809 | 48,303 | 47,604 | 43,186 | 45,975 | 54,853 | 48,345 | 47,648 | 43,260 | 46,169 |
| -- Saving | 500,021 | 437,593 | 442,563 | 401,021 | 398,404 | 500,530 | 438,173 | 443,211 | 401,607 | 399,102 |
| -- Fixed 3 - 5 months | 229,411 | 278,901 | 318,555 | 284,080 | 269,465 | 229,508 | 279,012 | 318,682 | 284,233 | 269,465 |
| -- Fixed 6 - 11 months | 40,682 | 69,454 | 88,765 | 79,466 | 58,966 | 40,682 | 69,454 | 88,784 | 79,459 | 58,966 |
| -- Fixed 12 months and upward | 84,102 | 79,855 | 70,463 | 64,464 | 64,319 | 84,102 | 79,855 | 70,463 | 64,464 | 64,444 |
| Total deposits | 909,025 | 914,106 | 967,950 | 872,217 | 837,129 | 909,675 | 915,059 | 968,788 | 873,023 | 838,146 |

## Investments, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

| | [illegible] (1) | | | | | [illegible] (2) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **30 Jun 09** | **31 Mar 09** | **31 Dec 08** | **30 Sep 08** | **30 Jun 08** | **30 Jun 09** | **31 Mar 09** | **31 Dec 08** | **30 Sep 08** | **30 Jun 08** |
| **Capital funds ratio**[3] | | | | | | | | | | |
| Tier 1 capital ratio | **10.39** | 10.17 | 9.84 | 10.76 | 10.33 | **11.08** | 11.29 | 10.53 | 11.20 | 11.34 |
| Tier 2 capital ratio | **5.52** | 5.46 | 5.21 | 3.68 | 4.01 | **5.52** | 5.45 | 5.21 | 3.68 | 4.01 |
| Total Capital funds ratio | **15.91** | 15.63 | 15.05 | 14.44 | 14.34 | **16.60** | 16.74 | 15.74 | 14.88 | 15.35 |

(1) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly

(2) Including net profit of each period be counted as the capital funds

(3) From Dec 31, 2008 onward, CAR calculation is based on Standardized Approach of Basel II while CAR calculation before Dec 31, 2008 is still based on the consolidation of bank only's risk weighted assets and Asset Management Company's

## Financial Highlights – Consolidated financial statements

| As of or for the quarter ended | | 30 Jun 09 | 31 Mar 09 | %Change | 31 Dec 08 | 30 Sep 08 | 30 Jun 08 |
|---|---|---|---|---|---|---|---|
| **Common share information:** | | | | | | | |
| Per share (Baht) | - basic earnings | **1.55** | 1.59 | (2.52) | 1.17 | 1.60 | 1.78 |
| | book value | **48.73** | 49.14 | (0.83) | 47.49 | 45.58 | 44.08 |
| Share price (Baht) | - high | **74.75** | 50.50 | 48.02 | 64.00 | 78.50 | 94.00 |
| | low | **44.50** | 40.25 | 10.56 | 38.50 | 57.00 | 68.00 |
| | closing | **66.25** | 44.75 | 48.04 | 45.00 | 62.00 | 71.00 |
| Common shares outstanding | average basic (thousand share) | **2,393,260** | 2,393,260 | | 2,393,260 | 2,393,260 | 2,393,260 |
| | end of quarter (thousand share) | **2,393,260** | 2,393,260 | | 2,393,260 | 2,393,260 | 2,393,260 |
| Market capitalization (Million Baht) | | **158,553** | 107,098 | 48.04 | 107,697 | 148,382 | 169,921 |
| **Value measures:** | | | | | | | |
| Price to book value ratio (PBV) | | **1.36** | 0.91 | 49.45 | 0.95 | 1.36 | 1.61 |
| **Operating results (Million Baht)** | | | | | | | |
| Interest and dividend income | | **13,822** | 15,511 | (10.89) | 16,203 | 15,590 | 14,419 |
| Interest expenses | | **3,072** | 4,755 | (35.39) | 5,374 | 4,641 | 3,980 |
| Net income from interest and dividends | | **10,750** | 10,756 | (0.06) | 10,829 | 10,949 | 10,439 |
| Bad debt and doubtful accounts | | **2,547** | 2,360 | 7.92 | 2,084 | 1,896 | 1,979 |
| Non interest income | | **5,959** | 5,671 | 5.08 | 6,474 | 5,032 | 5,380 |
| Non interest expenses | | **9,334** | 8,600 | 8.53 | 10,861 | 8,309 | 8,224 |
| Total income | | **16,709** | 16,427 | 1.72 | 17,303 | 15,981 | 15,819 |
| Net income | | **3,705** | 3,800 | (2.50) | 2,790 | 3,836 | 4,270 |
| **Operating measures:** | | | | | | | |
| Net interest margin | | **3.82%** | 3.67% | 0.15 | 3.79% | 4.26% | 4.12% |
| Efficiency ratio | | **55.86%** | 52.35% | 3.51 | 62.77% | 52.00% | 51.99% |
| Return on average assets (ROA) | | **1.23%** | 1.21% | 0.02 | 0.92% | 1.40% | 1.57% |
| Return on average equity (ROE) | | **12.65%** | 13.14% | (0.49) | 10.02% | 14.30% | 16.20% |
| **Balance sheet information (Million Baht)** | | | | | | | |
| Loans | | **881,648** | 877,142 | 0.51 | 904,008 | 871,972 | 844,342 |
| Allowance for doubtful accounts | | **31,848** | 30,597 | 4.09 | 29,772 | 28,752 | 27,827 |
| Non performing loans net (NPL net) | | **17,535** | 17,064 | 2.76 | 15,712 | 18,401 | 18,445 |
| Non performing loans (NPL gross) | | **35,057** | 34,834 | 0.64 | 33,686 | 37,264 | 36,527 |
| Total assets | | **1,187,143** | 1,217,862 | (2.52) | 1,303,554 | 1,124,935 | 1,073,444 |
| Deposits | | **909,025** | 914,106 | (0.56) | 967,950 | 872,217 | 837,129 |
| Total liabilities | | **1,070,519** | 1,100,247 | (2.70) | 1,189,892 | 1,015,856 | 967,944 |
| Shareholders' equity | | **116,624** | 117,615 | (0.84) | 113,662 | 109,080 | 105,500 |
| Average assets | | **1,202,503** | 1,260,708 | (4.62) | 1,214,245 | 1,099,190 | 1,086,484 |
| Average earning assets | | **1,127,030** | 1,173,926 | (3.99) | 1,132,106 | 1,028,271 | 1,013,806 |
| Average shareholders' equity | | **117,120** | 115,639 | 1.28 | 111,371 | 107,290 | 105,447 |
| Risk weighted assets | | **929,438** | 919,862 | 1.04 | 950,906 | 869,517 | 835,936 |
| **Balance sheet quality measures:** | | | | | | | |
| Loans to deposits ratio | | **96.99%** | 95.96% | 1.03 | 93.39% | 99.97% | 100.86% |
| Equity to risk weighted assets | | **12.55%** | 12.79% | (0.24) | 11.95 | 12.54% | 12.62% |
| Return on risk weighted assets | | **1.59%** | 1.65% | (0.06) | 1.17% | 1.76% | 2.04% |
| Tier 1 capital ratio | | **10.39%** | 10.17% | 0.22 | 9.84% | 10.76% | 10.33% |
| Total capital ratio | | **15.91%** | 15.63% | 0.28 | 15.05% | 14.44% | 14.34% |
| NPL net to loans | | **1.91%** | 1.84% | 0.07 | 1.47% | 2.04% | 2.15% |
| NPL gross to loans | | **3.74%** | 3.69% | 0.05 | 3.09% | 4.05% | 4.18% |
| Total allowance to loans | | **3.61%** | 3.49% | 0.12 | 3.29% | 3.30% | 3.30% |
| Total allowance to NPL gross | | **90.85%** | 87.84% | 3.01 | 88.38% | 77.16% | 76.18% |
| NPL gross after allowance (Million Baht) | | **3,209** | 4,237 | (24.26) | 3,914 | 8,512 | 8,700 |

**Financial Highlights – Consolidated financial statements (continued)**

[1] local board high-low share prices during the quarter

[2] Including loss on debt restructuring

[3] Total income Net income from interest and dividend + Non-interest income

[4] Annualized

[5] Including revaluation allowance for debt restructuring

[6] Excluding minority interest

[7] Earning assets Interbank and money market items net + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-performing loan

[9] Loans used in calculation are loans to general customers and loans to financial institutions

## Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and its subsidiaries, are as follows:

| | % Shareholding (Directly and Indirectly) | | | | |
|---|---|---|---|---|---|
| | 30 Jun 09 | 31 Mar 09 | 31 Dec 08 | 30 Sep 08 | 30 Jun 08 |
| Phethai Asset Management Co., Ltd. (Phethai-AMC) | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| **KASIKORNBANKGROUP** | | | | | |
| - Kasikorn Research Center Co., Ltd. (KResearch) | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| - Kasikorn Asset Management Co., Ltd. (Kasset) | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| - Kasikorn Securities Co., Ltd. (Ksecurities) | 99.99 | 99.99 | 99.99 | 99.99 | 99.99 |
| - Kasikorn Factoring Co., Ltd. (Kfactoring) | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| - Kasikorn Leasing Co., Ltd. (Kleasing) | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Land and Buildings Co., Ltd. (PLB) | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| KHAO KLA Venture Capital Management Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| K-SME Venture Capital Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Gunpai Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Plus Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Facilities Management Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Management Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Software Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Storage Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Service Support Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Service Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress HR Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Appraisal Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Collection Co., Ltd. | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Progress Training Co., Ltd. * | 100.00 | - | - | - | - |

* Progress Training Co., Ltd. was registered on 9 April 2009